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                          June 12, 2023

       David Woodhouse
       Chief Executive Officer
       NGM Biopharmaceuticals, Inc.
       333 Oyster Point Boulevard
       South San Francisco, CA 94080

                                                        Re: NGM
Biopharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 8, 2023
                                                            File No. 333-272509

       Dear David Woodhouse:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Arzhang
Navai at 202-551-4676 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Christina T. Roupas